SCHEDULE 13G

Amendment No. 2

Gold Standard, Inc.
Common Shares
380724104

1.  Sun Valley Gold Company
2.  N/A
3.
4.  Idaho
5.  3,216,700
6.  0
7.  3,216,700
8.  0
9.  3,216,700
10.  N/A
11.  15.8%
12.  Investment Adviser

Item 1.
(a)  Gold Standard, Inc.
(b)  712 Kearns Building, 136 South Main Street,
Salt Lake City, Utah  84101

Item 2.
(a)  Sun Valley Gold Company
(b)  620 Sun Valley Road, P.O. Box 2759, Sun Valley, Idaho  83353
(c)  Idaho corporation
(d)  Common shares
(e)  380724104

Item 3.
(e)  Investment Adviser registered
under section 203 of the
Investment Advisers Act of 1940.

Item 4.
(a)  3,216,700 common shares.
There is a right to acquire 1,675,000 of these 3,216,700 shares.
(b)  15.8%
(c) (i)  3,216,700
     (ii)  0
    (iii)  3,216,700
    (iv)  0

Item 5.
N/A

Item 6.
N/A

Item 7.
N/A

Item 8.
N/A

Item 9.
N/A

Item 10.
Certification

SIGNATURE:

Peter F. Palmedo
President, Sun Valley Gold Company
February 17, 1998